Exhibit 12.1

BURLINGTON NORTHERN SANTA FE, LLC and SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions, except ratio amounts)
(Unaudited)

	Successor	Predecessor
	February 13 – September 30, 2010	January 1 – February 12, 2010	Nine Months Ended September 30, 2009
Earnings:
Income before income taxes	$2,577	$377	$1,900
Add:
Interest and other fixed charges, excluding capitalized interest	305	72	462
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	163	35	204
Distributed income of investees accounted for under the equity method	4	−	4
Amortization of capitalized interest	−	1	3
Less:
Equity in earnings of investments accounted for under the equity method	15	1	7
Total earnings available for fixed charges	$3,034	$484	$2,566
Fixed charges:
Interest and fixed charges	$314	$73	$476
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	163	35	204
Total fixed charges	$477	$108	$680
Ratio of earnings to fixed charges	6.36x	4.48x	3.77x

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